FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2006

Commission File Number: 333-124825

FreeSeas Inc.

93 Akti Miaouli Street

185 38 Piraeus, Greece

 (011) (30) (210) 452 8770

(Address, including zip code, and telephone number,

including area code, of registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Attached hereto as Exhibit 1 is a press release dated December 19, 2006 announcing an  Agreement Among Principal Shareholders to Sell Common Stock

FreeSeas Inc. Announces Agreement Among Principal Shareholders to Sell Common Stock

Piraeus, Greece, December 19, 2006 –FreeSeas Inc. (NASDAQ:  FREE, FREEW and FREEZ), a provider of seaborne transportation for dry bulk cargoes, announced today that entities controlled by Messrs. George and Efstathios Gourdomichalis, the Company’s President and Chief Financial Officer, respectively, have agreed to sell to an entity controlled by  Mr. Ion Varouxakis, the Company’s Chief Executive Officer (i) an aggregate of 2,812,500 shares of the Company’s common stock for an aggregate price of $9,191,250 (approximately $  3.268 per share), and (ii) pre-existing promissory notes from the Company held by an entity controlled by Messrs. G. and E. Gourdomichalis for a purchase price of $1,308,500, the principal amount outstanding thereunder.  The closing of the transactions, which is subject to customary closing conditions, is expected to occur in the early part of January 2007. Mr. Varouxakis may assign some or all of the shares and notes being acquired to third party investors either before or after the closing. Following the closing, Messrs. G. and E. Gourdomichalis will resign as executive officers and directors of the Company.  Mr. Varouxakis will remain the Company’s Chief Executive Officer.  In connection with the transaction, the Company will exchange cross releases with and agree to indemnify Messrs. G. and E. Gourdomichalis for a period of six years following the closing of the transaction against claims or actions in their capacity as an officer, director and employee of the Company.  The Company has further agreed to maintain directors’ and officers’ liability insurance for a period of six years following the closing of this transaction to the same extent as in effect on the date hereof.

Mr. Ion Varouxakis commented: "I take this opportunity to thank George and Stathis Gourdomichalis for their dedicated service in guiding the Company to this date through a number of successes. I would also like to thank the entire Board of the Company, which led a successful transition from a private company to a publicly listed company.

The top item on the Company’s agenda now is to forge strategic alliances and create synergies with new partners in order to expand the Company, taking immediate advantage of the booming dry bulk shipping markets. "

About FreeSeas Inc.

FreeSeas Inc. is a Marshall Islands corporation with principal offices in Piraeus, Greece.  FreeSeas is engaged in the transportation of dry bulk cargoes through the ownership and operation of dry-bulk vessels.  Currently, it has a fleet of three Handy-size vessels. FreeSeas’ common stock and warrants trade on the NASDAQ Capita l Market under the symbols FREE, FREEW and FREEZ , respectively. Risks and uncertainties are described in reports filed by FreeSeas Inc. with the US Securities and Exchange Commission, which can be obtained free of charge on the SEC’s website at www.sec.gov. For more information about FreeSeas Inc. please go to our corporate website www.freeseas.gr.

Forward Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy, including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements.  Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be  correct.  These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels; competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Company Contact:	Investor Relations / Financial Media:

Ion Varouxakis

Chief Executive Officer

FreeSeas Inc.

93 Akti Miaouli Street

185 38 Piraeus, Greece

Tel:  011-30-210-45-28-770

Fax: 011-30-210-429-10-10

E-Mail: info@freeseas.gr

           igv@freeseas.gr

           www.freeseas.gr

Nicolas Bornozis President Capital Link, Inc. 230 Park Avenue – Suite 1536 New York, NY 10160, USA Tel: (212) 661-7566 Fax: (212) 661-7526 E-Mail: nbornozis@capitallink.com www.capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

FreeSeas Inc.

Date: December 19, 2006

By: /s/ George Gourdomichalis

George Gourdomichalis, President

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